UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

AMERICAN ITALIAN PASTA COMPANY
(Name of Subject Company)
AMERICAN ITALIAN PASTA COMPANY
(Name of Person(s) Filing Statement)

Class A Convertible Common Stock, par value $0.001 per share
(Title of Class of Securities)

027070101
(CUSIP Number of Class of Securities)

John P. Kelly
President and Chief Executive Officer
1251 N.W. Briarcliff Parkway, Suite 500
Kansas City, Missouri 64116
816-584-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With copies to:
William F. Seabaugh, Esq.
Bryan Cave LLP
211 North Broadway, Suite 3600
St. Louis, Missouri 63101
(314) 259-2000
and
James M. Ash, Esq.
Husch Blackwell Sanders LLP
4801 Main Street, Suite 1000
Kansas City, Missouri 64112
(816) 983-8000
☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

     This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Schedule 14D-9 originally filed with the Securities and Exchange Commission on June 24, 2010 (as amended or supplemented from time to time, the “Schedule 14D-9”) by American Italian Pasta Company, a Delaware corporation (the “Company”). The Schedule 14D-9 relates to a tender offer by Excelsior Acquisition Co., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Ralcorp Holdings, Inc., a Missouri corporation (“Parent”), to purchase all outstanding shares of Class A Convertible Common Stock, par value $0.001 per share, of the Company (the “Shares”) at a price of $53.00 per Share to the sellers thereof in cash, without interest and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 24, 2010 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”). The Offer to Purchase and the Letter of Transmittal, as each may be amended or supplemented from time to time, are referred to in the Schedule 14D-9 and this Amendment No. 4 as the “Offer.” The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 20, 2010 (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”), by and among Parent, Purchaser and the Company, a copy of which is attached as Exhibit (e)(1) to the Schedule 14D-9.
     The information in this Amendment No. 4 is incorporated by reference to all of the applicable items in the Schedule 14D-9, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 4.
     You should read this Amendment No. 4 together with the Schedule 14D-9. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.
ITEM 1. SUBJECT COMPANY INFORMATION
Item 1(a), “Subject Company Information — Name and Address,” of the Schedule 14D-9 is hereby amended and supplemented by adding the following:
     “On July 12, 2010, the Company changed its principal executive offices to 1251 N.W. Briarcliff Parkway, Suite 500, Kansas City, MO 64116.”
ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON
Item 2(b), “Tender Offer,” of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end of the fourth paragraph:
     “As of June 20, 2010, there were 21,820,119 Shares issued and outstanding. Additionally, as of June 20, 2010, there were outstanding (i) employee stock options to purchase an aggregate of 297,296 Shares and (ii) stock appreciation rights with respect to an aggregate of 1,270,309 Shares. As of June 20, 2010, the number of Shares required to meet the Minimum Condition under the terms of the Merger Agreement would have been approximately 11,693,863.”
ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
Item 3(a), “Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers, Directors and Affiliates of the Company,” of the Schedule 14D-9 is hereby amended and supplemented by adding the following:
     “No Company directors were identified as potential directors to serve on the Ralcorp Board (defined below) and Parent has not engaged in any discussions with any Company directors concerning potential service on the Ralcorp Board.”
Item 3(b), “Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Parent, Purchaser and Their Affiliates — The Merger Agreement,” of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

     “At a meeting held on July 14, 2010, the Company Board, after a thorough review of the terms and operation of the Top-Up Option and the Promissory Note (defined below) and acting on a fully informed basis, approved the amendments to the Merger Agreement and the terms of the Promissory Note.
     On July 15, 2010, the Merger Agreement was amended to provide that: (i) the Top-Up Option, the Top-Up Shares and any promissory note given as consideration for the Top-Up Shares (the “Promissory Note”) will not be considered in the determination of fair value in any appraisal action pursuant to Section 262 of the DGCL; (ii) Purchaser will pay the par value of the Top-Up Shares in cash; (iii) the Top-Up Option may be exercised only one time and only if at the time of exercise Purchaser owns 60% or more of the total shares outstanding and, after exercise, Purchaser owns either one share more than 90% of the number of shares of capital stock outstanding or all additional unissued shares the Company is authorized to issue under its certificate of incorporation; and (iv) any Top-Up Notice must be delivered to the Company no later than five business days after the close of the Offer or if any subsequent offering period is provided, no later than five business days after the close of the subsequent offering period.”
Item 3(b), “Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Parent, Purchaser and Their Affiliates — Representation on the Company’s Board of Directors,” of the Schedule 14D-9 is hereby amended and supplemented by adding the following as the second to last paragraph:
     “After the Acceptance Time, Purchaser and Parent will not propose any amendment to the Merger Agreement that reduces the Merger Consideration, any amendment reducing the Merger Consideration must be unanimously approved by the committee of Continuing Directors, and any other amendment to the Merger Agreement must be approved by a majority of the committee of Continuing Directors.”
ITEM 4. THE SOLICITATION OR RECOMMENDATION
Item 4(b), “The Solicitation or Recommendation — Background of the Transaction,” of the Schedule 14D-9 is hereby amended and supplemented by adding the following:
     “At a meeting held on July 14, 2010, the Company Board, after a thorough review of the terms and operation of the Top-Up Option and the Promissory Note and acting on a fully informed basis, approved the amendments to the Merger Agreement and the terms of the Promissory Note.
     On July 15, 2010, the Merger Agreement was amended to provide that: (i) the Top-Up Option, the Top-Up Shares and the Promissory Note will not be considered in the determination of fair value in any appraisal action pursuant to Section 262 of the DGCL; (ii) Purchaser will pay the par value of the Top-Up Shares in cash; (iii) the Top-Up may be exercised only one time and only if at the time of exercise Purchaser owns 60% or more of the total shares outstanding and, after exercise, Purchaser owns either one share more than 90% of the number of shares of capital stock outstanding or all additional unissued shares the Company is authorized to issue under its certificate of incorporation; and (iv) any Top-Up Notice must be delivered to the Company no later than five business days after the close of the Offer or if any subsequent offering period is provided, no later than five business days after the close of the subsequent offering period.”
Item 4(e), “The Solicitation or Recommendation — Opinion of the Company’s Financial Advisor,” of the Schedule 14D-9 is hereby amended and supplemented as follows:
     In the description of the Historical Trading Analysis and Implied Transaction Premiums on page 21 of the Schedule 14D-9, insert “June 17, 2010 and” before June 18, 2010.
     The fifth paragraph of the Analysis of Select Publicly Traded Companies on page 24 of the Schedule 14D-9 is deleted in its entirety and replaced with the following:
     “Evercore then applied ranges of selected multiples and ratios of the financial and operating information, and the measurements set forth in the immediately preceding table, to the comparable data for the Company, based on the Management Projections, in order to derive a range of implied per share equity values. Evercore, in preparing its analysis and delivering an applicable range of selected multiples, was informed by the multiples and ratios of the preceding table but recognized the extent to which the target companies in the selected transactions were not directly comparable. Accordingly, Evercore derived these ranges of selected multiples based on its professional judgment and experience, including its understanding of the size, product diversity, commodity exposure, relative profitability and expected growth of the Company, rather than a purely quantitative application of the multiples from the selected companies. This analysis resulted in a range of implied per share equity values for the Company, as compared to the Consideration of $53.00 per Share, as summarized below:”
     In the description of the Present Value of Future Stock Price Analysis on page 24 of the Schedule 14D-9, immediately after the sentence reading “For this analysis, Evercore used the Management Projections for the fiscal year ending September 30, 2014.,” insert the following:
     “Evercore also assumed, based on the information provided by the Company, a weighted average of 23.930 million Shares outstanding on a fully diluted basis for the fiscal year ending September 30, 2014.”
ITEM 8. ADDITIONAL INFORMATION
Item 8, “Additional Information — Top-Up Option,” of the Schedule 14D-9 is hereby amended and supplemented by adding the following:
     “Under the amended Merger Agreement, the Top-Up Option may be exercised only one time and only if at the time of exercise Purchaser owns 60% or more of the total shares outstanding and, after exercise, Purchaser would own either one share more than 90% of the number of shares of capital stock outstanding or all the additional unissued shares the Company is authorized to issue under its certificate of incorporation. Under the amended Merger Agreement, Purchaser is required to deliver to the Company any notice of exercise of the Top-Up Option within five business days after the close of the Offer or if any subsequent offering period is provided, no later than five business days after the close of the subsequent offering period.
     Under the amended Merger Agreement, Purchaser will pay the par value of the Top-Up Shares in cash. The balance of the consideration for the Top-Up Shares may be paid in cash or by a Promissory Note or by a combination thereof. The Company has 75 million shares of Class A common stock authorized. The Company has approximately 49,340,532 million shares of Class A common stock available for issuance as Top-Up Shares upon exercise of the Top-Up Option. The Promissory Note will bear interest at 8% per year, be due one year from the date the Top-Up Shares are issued and may be prepaid without premium or penalty. The Promissory Note will be full recourse against Purchaser and Parent and secured by the Top-Up Shares. After the Acceptance Time, Purchaser and Parent will not propose any amendment to the Merger Agreement that would reduce the Merger Consideration, any amendment reducing the Merger Consideration must be unanimously approved by the committee of Continuing Directors, and any other amendment to the Merger Agreement must be approved by a majority of the committee of Continuing Directors.”
Item 8, “Additional Information — Appraisal Rights,” of the Schedule 14D-9 is hereby amended and supplemented by adding the following:
     “Under the amended Merger Agreement, the Top-Up Option, Top-Up Option Shares and Promissory Note will not be considered in determining fair value in an appraisal action.”
Item 8, “Additional Information — Litigation,” of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end of the existing paragraph in such section:
     “On July 15, 2010, the Circuit Court of Jackson County, Missouri, stayed the lawsuit until August 20, 2010.”
Item 8, “Additional Information — Litigation,” of Amendment No. 3 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end of the existing paragraph in such section:
     “On July 15, 2010, the Circuit Court of Jackson County, Missouri denied the plaintiffs’ request for a temporary restraining order to enjoin the closing of the Offer.”
Item 8, “Additional Information — Litigation,” of the Schedule 14D-9 is hereby amended and supplemented by adding the following:
     “On July 6, 2010, the class action complaint filed on June 28, 2010 by Andrew Klenk in the Court of Chancery of the State of Delaware against the Company, the Company’s directors, Parent and Purchaser and the class action complaint filed on June 29, 2010 by the Erie County Employees Retirement System in the Court of Chancery of the State of Delaware against the Company, Purchaser, Parent and the Company’s directors were consolidated by the Delaware Court of Chancery (collectively, the “Delaware Action”).
     On July 12, 2010, the parties to the Delaware Action entered into a Memorandum of Understanding for the purpose of settling that action. Under the proposed settlement, the Merger Agreement would be amended to provide that: (i) the Top-Up Option, the Top-Up Shares and the Promissory Note will not be considered in the determination of fair value in any appraisal action pursuant to Section 262 of the DGCL; (ii) the Top-Up Option will be exercisable only one time; (iii) the Top-Up Option may be exercised only if Purchaser owns 60% of the outstanding Company Shares prior to exercise of the Top-Up Option and will be exercised (if at all)

to the maximum extent permissible; (iv) the par value of the Top-Up Shares will be paid in cash; (v) any note used as consideration for the Top-Up Shares will be guaranteed by Parent and provide for full repayment within one year (but may be prepaid without premium or penalty), will be secured by the Top-Up Shares, and will bear interest at the rate of 8% per year; (vi) any Top-Up Notice will be delivered no later than five business days after the close of the Offer or if any subsequent offering period is provided, no later than five business after the close of the subsequent offering period; and (vii) following the Acceptance Time, Purchaser and Parent will not propose any amendment to the Merger Agreement that would reduce the Merger Consideration, and any amendment reducing the Merger Consideration must be unanimously approved by the committee of Continuing Directors, and any other amendment to the Merger Agreement must be approved by a majority of the committee of Continuing Directors. The settlement also provides that the amendments to the Merger Agreement and the terms and operation of the Top-Up Option and Promissory Note will be considered and acted upon by the Company Board on a fully informed basis. It further requires that the Offer to Purchase and Schedule 14D-9 be supplemented to disclose the settlement terms and other information and for plaintiff to review and reasonably comment on the language of the notice of merger and appraisal rights concerning the Top-Up Option, Top-Up Shares, Promissory Note and appraisal rights.”
ITEM 9. EXHIBITS
Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit No.	Description

(e)(5)	Amendment to Agreement and Plan of Merger, dated as of July 15, 2010, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on July 16, 2010).

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2010	AMERICAN ITALIAN PASTA COMPANY
	By:	/s/ John P. Kelly
		Name:	John P. Kelly
		Title:	President and Chief Executive Officer

EXHIBIT INDEX

(e)(5)	Amendment to Agreement and Plan of Merger, dated as of July 15, 2010, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on July 16, 2010).